UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For the month of January , 14 , 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐

No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date January 14, 2002

By: ________________
P/ Name: Luiz Fernando Nogueira
Title: Executive Manager

PETROBRAS

PETROBRAS NAMES NEW EXECUTIVE MANAGER OF INVESTOR RELATIONS

(January 14, 2002 – Rio de Janeiro, Brazil) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [NYSE: PBR/PBRA, BOVESPA: PETR], the largest oil, petrochemical and energy conglomerate in Brazil, today announced the appointment of a new Executive Manager of Investor Relations.

Mr. João Pinheiro Nogueira Batista, Chief Financial Officer, has accepted the resignation of Mr. Luiz Fernando Nogueira, Executive Manager of Investor Relations, and named Mrs. Luciana Bastos de Freitas Rachid as his successor, effective January 21.

Mrs. Rachid, a 44-year old, process engineer with a degree from the Universidade Federal of Rio de Janeiro, has been with Petrobras since 1980, exlusively in the Exploration and Production (E&P) area. In this business area, Mrs. Rachid has performed various activities: participated in the first Bacia de Campos platform project, worked for 8 years in gas production and processing, as well as in production development, where for three years she was responsible for coordinating project feasibility studies. Immediately before accepting this new challenge, Mrs. Rachid was the manager in charge of the Marlim Leste Production Asset. In addition to her vast operating experience, Mrs. Rachid has always spoken to investors/analysts, having taken part in several roadshows, including the roadshow for the sale of the Federal Government shares in August 2000.

As Mr. Nogueira Batista explains: "Despite the departure of Luiz Fernando, I am certain that Mrs. Rachid will provide continuity to the work that is currently being carried out. Besides, there are a number of projects to be implemented in the Investor Relations area with the vision of making Petrobras increasingly more transparent. Mrs. Rachid's experience will be key in bringing these projects to fruition."

Mr. Nogueira Batista took the opportunity to thank Mr. Luiz Fernando Nogueira and acknowledge his many accomplishments. It was Mr. Luiz Fernando's policy to provide equal treatment to all investors/shareholders and increase transparency in all dealings with the Market. Among other accomplishments, Mr. Luiz Fernando Nogueira is credited with internally coordinating the two global public share offerings and subsequent listing on the New York Stock Exchange; creating a new web site and making it the principal means of communicating with the Market; developing an information disclosure policy; and distributing a quarterly newsletter to the over 350,000 shareholders of the Company. Also worth noting are the awards for Best Annual Report 2000, given by Abrasca/Abamec/Bovespa, and, on an international level, "Best Investor Relations for an IPO" and "Most Improved Investor Relations Program", both issued by Investor Relations Magazine/Bloomberg.

Mr. Nogueira Batista adds: "Luiz Fernando played a crucial role in leading the transformation of the Investor Relations area. Today, Petrobras is a much more transparent company, known for using the best market practices. This improvement is in great measure due to Luiz Fernando's work, which deserves the recognition of all his colleagues and investors. We wish him success in his new professional challenge."

http: //www.petrobras.com.br/ri/ingles

Contacts:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Luiz Fernando Nogueira – Executive Manager
Carlos Henrique Dumortout Castro – Manager
Av. República do Chile, 65 - 4th floor
CEP 20035-900– Rio de Janeiro, RJ
(21) 2534-1510
E-mail : lfnogueira@petrobras.com.br
www.petrobras.com.br/ri

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Marte (New York)
(212) 701-1812
richard.marte@tfn.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

BOVESPA São Paulo Stock Exchange

PBR LISTED NYSE

PBRA LISTED NYSE